Filed by Nutrisystem, Inc.

 pursuant to Rule 425 under the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

 under the Securities Exchange Act of 1934

 Subject Company: Nutrisystem, Inc.

 Commission File No. 000-28551

On December 11, 2018, the following Twitter post was made available by Dawn Zier, President and Chief Executive Officer of Nutrisystem, Inc. with a link to a Yahoo Finance interview (transcript provided below):

“Thanks @BrianSozzi @YahooFinance for having me on your show to discuss how this acquisition will transform our industry. We will soon be doing what others are only talking about.”

Transcript of Interview:

Intro: Buying Nutrisystem for $1.4 billion, Tivity shareholders will own about 87 percent of the combined companies and joining us now on the phone is Dawn Zier, Nutrisystem CEO.

Q: Help me out here, what’s your new role going to be after this acquisition?

Dawn Zier: Hi good afternoon. My role will be on the board of directors for Tivity Health and I will also be the President and Chief Operating Officer responsible for both the nutrition division, which is Nutrisystem, as well as the fitness division which is the Tivity Health arm.

Q: Hi Dawn, Brian Sozzi here, good to talk with you again. This is a big price tag here at $1.4 billion, what is the bet as you look out over the next 5-10 years?

DZ: This is definitely a long-term strategic move. What excited me about this combination is that I believe that the combination of our two entities greatly accelerates our agenda of being able to offer a holistic approach to weight management and being able to serve customers beyond that first step of their journey to optimal health. I think together we can offer a broad range of nutrition, fitness and social support so it’s about really having the comprehensive calories in, calories out, being able to address both those markets. Tivity does calories out with fitness, we’re experts of calories in and I just think it’s an exciting opportunity. Plus, for Nutrisystem, what excited me about this is the ability to expand reach, so they [Tivity] have partnerships with over 16,000 different fitness partners out there and also, obviously, very close relationships with all of the health plan providers and I can see a path down the road where some of these health plans may be reimbursing for food programs. So, the ability to do more in the senior market for us and the ability to age down Tivity with their prime programs and what Nutrisystem and South Beach can do.

Q: Hi Dawn. I mean, this is a pretty competitive space – Jenny Craig, Medifast, Weight Watchers. How are you guys going to grow the business going forward competing with these pretty significant competitors?

DZ: I think in general over the last five years we’ve done a great job with competing against these different competitors. I believe the market is large. There’s room for more than one of us to be successful and I think we’ve seen a path to that. I think we will have the ability to actually do what other people are only talking about and that really is to offer a holistic solution to health and wellness – starting with weight loss and weight management and then continuing along that journey to optimal health.

Q: Dawn, I’ve got one last one for you. The way I look at it, it’s also a play on America’s obesity crisis and exploding healthcare costs. Is that how you think about it, too?

DZ: Yeah, definitely. We know that weight, obesity, all of that tied in very closely with comorbidities. So again, I think this deal is of high-interest to health plan providers.

Alright Dawn, thank you so much for joining us and talking about this deal.

DZ: Thanks again.

[Brian] Sozzi, you cover this. Anything in there big?

BS: The heat is now on Weight Watchers and new CEO Mindy Grossman. She took over, I believe, about a year ago. This deal says Weight Watchers should no longer be a publicly traded company. They might need to join forces with a larger healthcare company like Nutrisystem did.

It’s interesting connecting like that. How does that practically work, Brian?

BS: Well, admittedly, we don’t have a great deal of information on Tivity. The business model is still unclear. I think this is very much led by Nutrisystem and a lot of their members and a lot of their programs. I think over time you’ll see Tivity play a backseat to the Nutrisystem team.

NOTE ON FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities and anticipated future performance.  Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements.

These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that Tivity Health, Inc. (“Tivity Health”) and Nutrisystem, Inc. (“Nutrisystem”) will be unable to retain or hire key personnel; the ability to successfully integrate Nutrisystem’s business with Tivity Health following the closing; the risk that the significant indebtedness incurred to fund the purchase price may limit Tivity Health’s ability to adapt to changes in the economy or market conditions, expose the company to interest rate risk for the variable rate indebtedness and require a substantial portion of cash flows from operations to be dedicated to the payment of indebtedness; and the risk that disruption from the proposed transaction may adversely affect Tivity Health’s and Nutrisystem’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Tivity Health’s and Nutrisystem’s filings with the Securities and Exchange Commission (“SEC”). Except as required by law, neither Tivity Health nor Nutrisystem undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Tivity Health expects to file with the SEC a registration statement of Tivity Health on Form S-4 (the “registration statement”) that will include a proxy statement of Nutrisystem and that will also constitute a prospectus of Tivity Health (the “proxy statement/prospectus”). Nutrisystem expects to mail the proxy statement/prospectus to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIVITY HEALTH, NUTRISYSTEM AND THE PROPOSED

TRANSACTION. The registration statement and other documents filed by Tivity Health with the SEC may be obtained free of charge at Tivity Health’s website at http://www.tivityhealth.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Tivity Health by requesting them by mail at Tivity Health, Inc., 701 Cool Springs Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or by telephone at (615) 614-4576. The proxy statement/prospectus and other documents filed by Nutrisystem with the SEC may be obtained free of charge at Nutrisystem’s website at http://www.nutrisystem.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Nutrisystem by requesting them by mail at Nutrisystem, Inc., 600 Office Center Drive, Fort Washington, PA 19034, Attention: Investor Relations, or by telephone at (215) 346-8136.

Participants in Solicitation

Tivity Health and Nutrisystem and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Tivity Health’s directors and executive officers is available in Tivity Health’s proxy statement for Tivity Health’s 2018 annual meeting of stockholders filed with the SEC on April 13, 2018 on Schedule 14A. Information about Nutrisystem’s directors and executive officers is available in Nutrisystem’s proxy statement for Nutrisystem’s 2018 annual meeting of stockholders filed with the SEC on March 26, 2018 on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Tivity Health or Nutrisystem as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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